Global Blue Releases the Monthly Tax Free Shopping Business Update for February 2025 Signy, Switzerland, March 6, 2025 • New data from Global Blue reveals double-digit growth in Tax Free Shopping across Continental Europe and Asia Pacific, with Issued Sales in Store (like- for-like year-on-year performance) at +10%1 in February 2025, compared with +29% in January. • February’s performance was negatively impacted by one less retail day and by two major calendar shifts 2 compared to 2024: Lunar New Year and Ramadan. • The average progression for January and February, which neutralized the Lunar New Year shift effect, reached +20%1, in line with the +21%1 progression in Q4 2024. A solid performance in Continental Europe despite negative calendar effects In Continental Europe, the issued Sales in Store increased by +9%1 in February 2025 compared with +19%1 in January, impacted by one less retail day and the shifts of Lunar New Year and Ramadan. This performance was driven by a +9%1 increase in the number of shoppers, while the average spend per shopper remained stable at 0%1. Among key origin markets, US Tax Free Spend led the growth at +23%1 vs. last year and European Non-EU shoppers also recorded +23%1 growth. Meanwhile, GCC shoppers’ Tax Free spend softened to +21%1 versus +30% in January, reflecting the ten-day shift at the beginning of Ramadan, with a positive impact expected in April 2025. Mainland Chinese shoppers Tax Free Spend softened by -11%1 versus +1%1 in January, driven by the Lunar New Year shift. 1 Growth rate variation year-on-year (2025 vs. the same period in 2024) 2 Lunar New Year took place from February 3 to February 18 in 2024 and from January 25 to February 9 in 2025. Ramadan took place from March 10 to April 9 in 2024, and will take place from February 28 to March 30 in 2025.

Regarding **destination markets**, February saw sustained performance across key European markets: Spain at +16%[1], Germany at +9%[1], Italy at +9%[1], and France at +7%[1].

A strong performance in Asia Pacific despite negative calendar effects

In **Asia Pacific**, the issued Sales in Store growth reached +10%[1] in February 2025, marking a softening compared to January 2025 (+46%[1]), impacted by one less retail day and the shift of the Lunar New Year holidays. This performance was driven by a +17%[1] increase in the number of shoppers and a +10%[1] rise in the average spend per shopper.

Among key **origin markets**, Mainland Chinese Tax Free Spend led the growth at +19%[1] versus +87% in January, impacted by the Lunar New Year shift. Hong Kong and Taiwan shoppers' Tax Free Spend displayed a similar dynamic, softening to -11%[1] versus +22% in January, while North East Asia shoppers' Tax Free Spend also softened by -34%[1] versus -2% in January.

Regarding **destination markets**, February saw sustained performance across key Asia Pacific markets: South Korea at +50%[1], Japan at +14%[1], and Singapore at -12%[1].

Worldwide Year-on-Year Growth Rate (2025 vs. 2024)

Issued SIS L/L Year-on-Year Growth	Destination market weight in Issued SIS 2024	February 2025	January 2025	December 2024	CY Q4 2024	CY Q3 2024	CY Q2 2024
France	16%	+7%	+15%	+19%	+13%	+2%	+10%
Italy	16%	+9%	+22%	+24%	+19%	+16%	+22%
Spain	11%	+16%	+28%	+22%	+21%	+24%	+33%
Germany	5%	+9%	+0%	+14%	+10%	+5%	+2%
Other countries	16%	+6%	+21%	+20%	+17%	+10%	+21%
Total Continental Europe	**64%**	**+9%**	**+19%**	**+20%**	**+16%**	**+11%**	**+19%**
Japan	26%	+14%	+56%	+32%	+33%	+57%	+172%
Singapore	6%	-12%	+8%	+6%	+10%	-3%	-1%
South Korea	3%	+50%	+72%	+64%	+50%	+42%	+60%
Total Asia Pacific	**35%**	**+10%**	**+46%**	**+29%**	**+29%**	**+40%**	**+109%**
Total Latin America	**1%**	**+50%**	**+53%**	**+32%**	**+33%**	**+23%**	**-2%**
Total worldwide	**100%**	**+10%**	**+29%**	**+23%**	**+21%**	**+19%**	**+41%**

Worldwide Recovery Rate (versus 2019)

Issued SIS L/L recovery (in % of 2019)	Destination market weight in Issued SIS 2019	February 2025	January 2025	December 2024	CY Q4 2024	CY Q3 2024	CY Q2 2024
France	16%	188%	190%	173%	159%	144%	164%
Italy	17%	141%	135%	147%	146%	146%	156%
Spain	10%	159%	201%	180%	167%	161%	164%
Germany	9%	79%	68%	86%	78%	75%	80%
Other countries	19%	151%	149%	140%	132%	126%	132%
Total Continental Europe	**71%**	**148%**	**150%**	**147%**	**139%**	**133%**	**143%**
Japan	14%	263%	364%	307%	299%	290%	327%
Singapore	11%	75%	99%	77%	83%	81%	92%
South Korea	3%	182%	230%	174%	169%	162%	158%
Total Asia Pacific	**28%**	**178%**	**239%**	**196%**	**195%**	**186%**	**226%**
Total Latin America	**1%**	**127%**	**139%**	**132%**	**125%**	**104%**	**101%**
Total worldwide	**100%**	**158%**	**176%**	**163%**	**154%**	**145%**	**165%**

APPENDIX

GLOSSARY

- European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc.
- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- North East Asia countries includes: Japan, South Korea
- South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore

MEDIA CONTACTS

Virginie Alem – Chief Marketing Officer and Chief Operating Officer Japan
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, February 2025, Source: Global Blue